CONFIDENTIAL TREATMENT REQUESTED BY EDUCATION MANAGEMENT CORPORATION. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED SEPARATELY BY “[*CONFIDENTIAL TREATMENT*]” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

July 17, 2014

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:    Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 3, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 8, 2014
File No. 1-34466

Dear Mr. Spirgel:
We are providing this letter in response to the comments of the Staff contained in your letter dated June 25, 2014, related to the above referenced filings, by Education Management Corporation (together with its subsidiaries, the “Company”).

Set forth below are the Staff’s comments and our responses.

The Company has requested confidential treatment for Exhibit B of this letter pursuant to Rule 83 of the U.S. Securities and Exchange Commission’s (“SEC”) Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Conversion to Non-Term Academic Structure, page 78

COMMENT NO. 1:

We note from your disclosures that in a non-term environment, Title IV draws are generally based on when a student takes a class, which results in higher restricted cash and advance payment balances than in a term-based environment. Please explain to us in more detail why the non-term environment results in higher restricted cash balances.

RESPONSE:

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We respectfully inform the Staff that approximately 11% of our fiscal 2013 net revenues was derived from students who take classes within a non-term academic environment.

We classify cash received from the U.S. Department of Education under Title IV programs for non-term students who have not begun to take the related class(es) as restricted because we do not intend to use the funds for operating purposes until a student successfully demonstrates academic progress with respect to each course the student attends in the student’s program of study.

In general, financial aid we receive from students attending classes in a non-term environment results in the Company reporting higher restricted cash balances than for students in a term environment due to the following reasons:

•	Non-term students typically take classes consecutively rather than contemporaneously; and

•	Aid available under Title IV programs for non-term students generally relates to a longer period of instruction time than for a term student.

The majority of our full-time students within a term structure take all the classes for which they receive payment under Title IV programs contemporaneously over a relatively short period of time (10 to 12 weeks for a quarter and 15 to 17 weeks for a semester) before the next Title IV payment period begins. In contrast, most non-term students take only one class at a time for which they received aid under Title IV programs although the aid relates to multiple classes. Typically, non-term students are required to demonstrate academic progress by passing the courses for which they received aid under Title IV programs to justify delivery of the next disbursement Title IV program aid. Therefore, the non-term structure results in the classification of the majority of the aid we received from Title IV programs on behalf of non-term students as restricted, with a portion transferred to unrestricted status when the students begin a class.

We made the following statement on page 78 in the June 30, 2013 Form 10-K: “However, in a non-term environment, Title IV draws are generally based on when a student takes a class, which results in higher restricted cash and advance payment balances than in a term-based environment.”

In future filings, we will revise our description of the restricted cash associated with students attending classes on a non-term basis as follows (insertions are underlined): “However, in a non-term environment, we classify cash we receive under Title IV programs that relate to courses that a student has not begun to attend as restricted. The cash is classified as restricted because we do not intend to use the funds for operating purposes until a student successfully demonstrates academic progress with respect to each course the student attends within a payment period.”

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 100

COMMENT NO. 2:

We note your reference to the company’s institutional refund policies as part of the collective “Refund Policies.” Please describe for us each of the company’s institutional refund policies.

RESPONSE:

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Our institutional refund policies, which may vary by state and by the agency that accredits each institution, govern the amount of the decrease in the tuition and fees owed by a student when the student withdraws from school, which affects the net amount of revenues we recognize. They are based on the total amount of tuition and fees charged to a student, the length of the “term of instruction,” which is the period of time over which we provide education services to the student and recognize revenue on a pro rata basis, and the student’s last date of attendance. The student’s last date of attendance is the last day on which a student participated in academically related activities.

We may recognize a different amount of net revenues for a student who ceases attendance on day 20 of a 76 day term at one of our Art Institutes than another student who is enrolled at one of our other Art Institutes located in a different state. The chart attached as Exhibit A summarizes, by location, the percentage of tuition and fees that each of our institutions would recognize as net revenues based on the specific week of the term that a student withdrew from school.

COMMENT NO. 3:

We note that the majority of your students fund their education through loans and/or grants from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). We understand that when a student with Title IV loans withdraws from one of your institutions, Title IV rules determine if you are required to return a portion of Title IV funds to the lender. To help us better understand the relationship between Title IV rules and your revenue recognition policies, please provide us with the following information. You may find it helpful to include examples as part of your response.

•	Tell us if students are permitted to begin a course of study before funds from Title IV are received by the institution on their behalf;

•	Please tell us about the different academic terms of your institutions and how you define a “payment period” or “period of enrollment” for purposes of the return of Title IV funds;

•	Tell us how you evaluate collectability of revenue when a student begins attending class;

•	Tell us how you are notified when a student withdraws from a course and/or the institution;

•	Tell us if you reassess collectability of revenue after a student withdraws from a course and/or the institution;

•	Tell us how revenue is recognized for a particular course if a student withdraws from an institution before and after the institution’s refund period elapses; and

•	Tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the funds he or she was scheduled to receive during the period.

RESPONSE:

We respectfully inform the Staff that the return to Title IV requirements, hereafter referred to as the “R2T4” process, dictate the amount and timing of when federal financial aid is returned to the U.S. Department of Education. Our institutional refund policies govern the amount of the decrease, if any, in the tuition and fees owed by a student (irrespective of the amount of Title IV aid the student receives) when the student withdraws from school, which affects the net amount of revenues we recognize.

The R2T4 process is universal for a student receiving aid under Title IV programs (regardless of the term structure) and the calculations are primarily determined by:

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1)	the amounts of Title IV program aid we have received on the student’s behalf

2)	the number of days in the payment period; and

3)	the student’s last day of attendance during that payment period.

As disclosed in our June 30, 2013 Form 10-K, “we recognize revenue on a pro rata basis over the term of instruction,” and “if a student withdraws from one of our schools, the extent of his or her obligation for tuition and fees is limited depending on when a student withdraws during an academic term.” We further explain that “we record revenue net of any refunds that result from any applicable Refund Policy.”

The phrase “term of instruction” in our revenue recognition policy is the same period of time that the terms “payment period” and “period of enrollment” cover for purposes of R2T4. The amount we must return to the U.S. Department of Education on behalf of a student under the R2T4 process is determined based on a pro rata amount of the Title IV program aid we received, unless the student withdrew from school after attending classes for at least 60.0% of a payment period, at which point we retain all of the Title IV program aid we received on behalf of the student. However, if a student withdraws from school prior to attending classes for at least 60.0% of a payment period, there may be an amount that we would return to the U.S. Department of Education on behalf of a student under the R2T4 process that we would expect to collect from the student after giving effect to our applicable institutional refund policy.

Illustrative examples

Below are two examples of the amount of net revenues we would recognize upon a student’s withdrawal from school. The first example relates to one of our six Art Institutes of California locations, and the second example relates to our Art Institute of Atlanta location. Both examples assume the student withdrew from school on the 20th day of a 76 day term that had the following tuition charges and aid approved under Title IV programs at the beginning of the term.

•	$3,000 - tuition and fees billed

•	$2,400 - approved Title IV aid

•	$ 600 - expected cash payments from the student and other aid sources

Per the R2T4 process, an Art Institute of California student who withdrew from school on the 20th day of a 76 day term would need to return 73.7% of the Title IV aid received, or $1,769, which we would return to the U.S. Department of Education on behalf of the student. Per the California institutional refund policy, we would reduce the amount originally charged to the student by 73%, or $2,190. In this example, we would recognize $810 in net revenues ($3,000 minus $2,190), of which we have already received $631 ($2,400 minus $1,769). The student would then owe us $179 upon withdrawal from school.

Per the R2T4 process, an Art Institute of Atlanta student who withdrew from school on the 20th day of a 76 day term would need to return 73.7% of the Title IV aid received, or $1,769, which we would return to the U.S. Department of Education on behalf of the student. Per that location’s institutional refund policy, we would reduce the amount originally charged to the student by 50%, or $1,500. In this example, we would recognize $1,500 in net revenues ($3,000 minus $1,500), of which we have already received $631 ($2,400 minus $1,769). The student would then owe us $869 upon withdrawal from school.

Revenue recognition

We have concluded that our revenue recognition policy is in accordance with generally accepted accounting principles and Staff Accounting Bulletin (“SAB”) No. 104 based on the analysis below. Our

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revenue recognition policy satisfies the requirements set forth in SAB No. 104 which states that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists - An enrollment agreement or similar agreement signed by the student evidences the arrangement.

•
Delivery has occurred or services have been rendered - We recognize revenue ratably over the term of instruction, which is the period of time over which we provide education services to the student. If a student withdraws from school, our obligations are satisfied and the remaining deferred revenue, net of any applicable refunds, is recorded as revenue.

•
The seller’s price to the buyer is fixed or determinable - The enrollment agreement states the tuition and fees that the student will be charged for his/her program of study and the amount of any refund upon withdrawal from school.

•
Collectability is reasonably assured - This criterion is evaluated at the initial measurement date. In most cases, a substantial portion of the tuition and fees will be funded by the Title IV program or other means of financial aid for which we have historically had de minimis collections risk. The unit of account for applying the guidance prescribed in SAB No. 104 is the education that each student will receive (that is, the student is the unit of account). Delivering education to the student is the core element of our operations, focus and business purpose.

Below are the responses to each of the Staff’s specific comments, with each bullet restated below:

•	Tell us if students are permitted to begin a course of study before funds from Title IV are received by the institution on their behalf;

Students may begin a course of study before aid from Title IV programs or other sources are received by the institution. The majority of our students begin a course of study before we receive aid from Title IV programs or other sources, although we confirm, in advance of their class start, their eligibility to receive aid. For example, new students (non-continuing students) generally begin classes before we have received most Title IV program aid for which they were approved. Since we will have already confirmed that the student is eligible to receive aid from Title IV programs prior to or shortly after the beginning of a term of instruction, we are reasonably assured of collection of such aid because historical experience has proven that there is de minimis risk that we do not collect approved Title IV aid.

•	Please tell us about the different academic terms of your institutions and how you define a “payment period” or “period of enrollment” for purposes of the return of Title IV funds;
A “payment period” and a “period of enrollment” are defined terms under the U.S. Department of Education’s Title IV regulations and dictate the amount and timing of when Title IV funds must be returned.
For R2T4 purposes, none of our students operate in a “period of enrollment” environment.
We recognize revenue ratably over a “term of instruction,” which is the same as the “academic term” provided by our education systems. A “term of instruction” and a “payment period” are generally identical from a revenue recognition perspective.
Each of our education systems has a different “term of instruction” as noted below:

•	The Art Institutes (campus-based students) and South University (campus-based students) have four fixed quarterly academic terms per year that generally begin and end within our fiscal quarters.

•	Fully-online students at The Art Institute of Pittsburgh also take classes under a quarterly academic term structure; however, instead of four academic terms, there are eight different

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academic terms (two starts per fiscal quarter) to accommodate a wider range of students than a fixed four term structure.

•	Brown Mackie Colleges have quarterly academic terms as well; however, students may start a three month term in any month of the year, rather than only in January, April, July and October.

•
Argosy University (campus-based students) has semester-based terms; however, most students may start a four month semester during nine months of the year, instead of only in January, May and August, which is typical of semester-based programs.

•
Fully-online students at Argosy University and South University take classes under a non-term based academic structure, under which the majority of students take five or five and a half week classes on their own timetable. We do not charge a student (which begins the revenue recognition process) until a student begins a class.

•	Western State College of Law at Argosy University has two fixed semesters plus a shorter two month summer period over which students take contemporaneous classes.

•	Tell us how you evaluate collectability of revenue when a student begins attending class;

•	Tell us if you reassess collectability of revenue after a student withdraws from a course and/or the institution;

These two questions are answered on a combined basis.

A substantial amount of our net revenues is derived from aid received under Title IV programs, from which we have historically had de minimis collections risk. We estimate that 76% of our net revenues were derived from Title IV programs on a cash accounting basis in fiscal 2013 (see page 84 of our June 30, 2013 Form 10-K). We also receive additional amounts from other aid sources on behalf of our students, such as state and military grants and amounts from Canadian authorities (see the table on page 22 of our June 30, 2013 Form 10-K), from which we have a similar risk of collectability that we have from Title IV programs. Because the cash receipts required to be disclosed to the U.S. Department of Education do not have a significant time lag, we estimate that over 80% of our net revenues are fully collectible when billed from sources from which we have historically had de minimis collections risk.

In addition, substantially all students sign an enrollment agreement or similar agreement upon entering school that discloses the tuition and fees associated with their selected program of study. We charge tuition and any applicable fees on the first day of classes and recognize revenue for that student ratably over the term of instruction provided, in the case of a non-term student, that the student has begun the particular class. More than 90% of the students attending our institutions receive some form of Title IV program aid and other forms of financial aid to help pay for the cost of their education, and for a majority of our students, these various forms of aid comprise the majority of the amounts we charge for the education.

Based on the above, we believe that the collectability of revenue is reasonably assured at the outset of the arrangement, that is, when a student begins class.

For the portion of net revenues that are expected to be collected from the student, we record the related risk of collection in bad debt expense and in an allowance for doubtful accounts, which is estimated based on the students’ status as in-school or out-of-school. Collectability estimates for in-school students differ from those for out-of-school students and are based upon Company-specific historical experience that is applied to a large group of similar receivables, adjusted for changes resulting from both macro-economic factors and circumstances related to the students’ status. We update the allowance for doubtful accounts at each reporting period end to ensure our financial statements represent the net amount in earnings that we

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believe will be collectible from students. The reassessment of the allowance for doubtful accounts and the reclassification of a student as “out-of-school” captures the collectability risk of a student’s withdrawal from school. The amount of bad debt expense we recognized for students who withdrew from school before completing a term of instruction was less than 5% of net revenues in fiscal 2013.

We do not reduce net revenues to address collectability risk from students upon a withdrawal from school primarily because (a) we believe presenting all uncollectible amounts in one place with full transparency is useful information for the users of the financial statements (we understand many users of the financial statements of companies in our industry focus on bad debt expense as a percentage of revenues) and (b) we wish to be consistent with the presentation used by many of our industry peers.

•	Tell us how you are notified when a student withdraws from a course and/or the institution;

We have attendance policies in place at all of our institutions to monitor students’ daily attendance and determine their last date of attendance. There are rules and regulations in place that limit the amount of consecutive days a student is permitted to be absent from all classes covered by the term of instruction before they are determined to be withdrawn from school. The amount of aid received from Title IV programs that we must return on behalf of the student under the R2T4 process is based on the student’s last date of attendance, which we determine based on attendance records. A student may cease attending an individual course but still remain in school, which generally does not require any return of Title IV aid or institutional refund to the student.

•	Tell us how revenue is recognized for a particular course if a student withdraws from an institution before and after the institution’s refund period elapses; and

•	Tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the funds he or she was scheduled to receive during the period.

When we determine that a student has withdrawn from an institution, we perform our R2T4 process and institutional refund calculations and record net revenues according to our institutional refund policies as of the student’s last day of attendance. Due to the differences in the R2T4 and institutional refund policies, there may be an amount that we would return to the U.S. Department of Education on behalf of a student under the R2T4 process that we would expect to collect from the student pursuant to the applicable institutional refund policy. Please also see the previous discussion under the response to Comment no. 3 above.

COMMENT NO. 4:

We refer to the Other Matters section in Note 12 on page 25, and note that you have been informed by the U.S. Department of Veterans Affairs of circumstances where certain students, who received educational benefits, failed to pursue a course. With respect to students who pay for their tuition and other fees with funds received through military programs, please tell us if you receive the funds directly from the military source similar to programs under Title IV, or if funds are remitted directly to student, who in turn remit the amounts due to your institutions.

RESPONSE:

We respectfully inform the Staff that, except with respect to one military educational program for which we received less than $200,000 of aid in fiscal 2013 and that provided the aid directly to the students, each

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of our institutions which participate in U.S. Department of Veterans Affairs programs receive funds on behalf of students directly from the U.S. Department of Veterans Affairs, which is similar to how we receive funds from Title IV programs.

Note 6. Student Receivables, page 106

COMMENT NO. 5:

Revise to describe the payment terms associated with tuition and other fees due from in-school and out-of-school students that are included in accounts receivable.

RESPONSE:

We will add the following disclosure to our June 30, 2014 Form 10-K:

“The Company offers three types of financial arrangements to its students to assist with the obligation associated with tuition and fees: due and payable amounts; a tuition payment plan; and lines of credit. Due and payable amounts are short-term extensions of credit for typically small balances which are repayable upon demand by the Company. Tuition payment plans are short-term credit extensions for 12 months or less. Lines of credit are extensions of credit which include a monthly minimum payment amount and permit students to repay amounts borrowed over a period of up to 42 months after graduation.”

COMMENT NO. 6:

Please tell us about the underlying reason for the majority of the gross accounts receivable reported as of the end of the period. For example, the majority may relate to receivables due from students who withdrew prior to earning the financial aid for which they applied.

RESPONSE:

Gross accounts receivable totaled approximately $433 million and net accounts receivable totaled approximately $231 million at June 30, 2013, including long term receivables. Approximately 84% of our net accounts receivable at June 30, 2013 related to students who were in school at that date, and the majority of the gross amount of accounts receivables at June 30, 2013 related to students who were in school at that date. The remainder related to both students who have graduated and those students who ceased to attend classes prior to graduation, both sets of which continue to pay a portion of the amounts they owe us.

Item 15. Exhibits and Financial Statement Schedules, page 137

COMMENT NO. 7:

We note the exclusion of the Pledge and Security Agreement referenced within Exhibit 10.1 as well as certain schedules to Exhibit A to Exhibit 10.4, the amended and restated credit facility with BNP Paribas and other lenders originally filed as Exhibit 10.1 to Form 8-K filed December 8, 2010. In future filings, please file any omitted exhibits and schedules as appropriate.

RESPONSE:

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We advise the Staff that we will include any such exhibits in our June 30, 2014 Form 10-K, which we expect to file in September 2014.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Note 5. Goodwill and Intangible Assets, page 12

COMMENT NO. 8:

We note that during the second quarter of fiscal 2014, you performed a sensitivity analysis of your reporting units using long range forecasts and available earnings multiples of the company's peer group. Please tell us how you defined the peer group for each reporting unit and what companies are included in this group.

RESPONSE:

The sensitivity analysis we performed at December 31, 2013 considered earnings multiples of a peer group, the composition of and weightings for which were consistent with those used for each of our step one impairment tests beginning in March 31, 2012.

We define our peer group as DeVry Inc., Capella Education Co., Strayer Education Inc., Apollo Group Inc. and ITT Educational Services Inc. These companies were selected because of their similarities to our programmatic and degree offerings, size and reputation. We weight the earnings multiples of each peer company based on those similarities to each of our reporting units. We use the same peer group and weightings for each of our reporting units; however, quantitative and qualitative adjustments to the weighted average earnings multiples are applied based differences in the growth, size and risk profiles between each reporting unit and the peer companies.

COMMENT NO. 9:

We refer to the step-one interim impairment test performed for each of your reporting units with goodwill balances at March 31, 2014. In this regard, please provide us with the following information for the Argosy University and South University reporting units:

•	The results of the income and market approaches;

•	If results of the income and market approach differ significantly, an explanation of those differences;

•	How you determined which publicly-traded peer companies to include in the guideline public company method and any material adjustments made within the mode;

•	How you weighted each method used; and

•	The basis for the weighting of each method.

RESPONSE:
The results for the income and market approaches (each of which is weighted 50%) for Argosy University and South University were as follows at March 31, 2014 (in thousands):

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	Income Approach	Market Approach	Wtd Avg
Argosy University	$55,000	$66,250	$60,625
South University	$180,000	$228,000	$204,000

The estimated weighted average fair values of Argosy University and South University exceeded their carrying values by more than 10% and 50%, respectively, at March 31, 2014. We do not believe the fair values determined under the market and income approaches for these reporting units were significantly different. It is important to note that the estimated fair values determined using the comparatively lower income approach for each of these reporting units individually exceeded their respective carrying values as of March 31, 2014.

As discussed in our response to the Staff’s Comment no. 8, the peer group used in the market approach for each of our reporting units consisted of DeVry Inc., Capella Education Co., Strayer Education Inc., Apollo Group Inc. and ITT Educational Services Inc. We believe equal weightings for the market and income approaches is appropriate due to the reliance on significant estimates of future operating performance in the completion of a step one test (see pages 87-88 of the June 30, 2013 Form 10-K). The income approach is based largely on internal assumptions. Therefore, utilizing an equally weighted market approach provides corroborating external support for these internal assumptions. In addition, although no weight is applied to our market capitalization, which utilizes our stock price, we review it for reasonableness at both the consolidated level and by allocating value down to the reporting unit level by comparing these to the fair values determined under the income and market approaches.

Correction of Immaterial Errors, page 13

COMMENT NO. 10:

We note that during the quarter ended March 31, 2014, you identified prior period errors. You believe that the impact of these errors was not material to any prior period; however, the aggregate pre-tax amount of the prior period errors of $108.1 million would have been material to the company's consolidated statements of operations for the three and nine months ended March 31, 2014. Please provide us with your SAB 99 materiality analysis and those facts that support your conclusion that you are not required to restate prior periods.

RESPONSE:

We are providing under separate cover our Staff Accounting Bulletin (“SAB”) 99 materiality analysis, which is referred to herein as Exhibit B.

Note 6. Student Receivables, page 17

COMMENT NO. 11:

We note that in certain circumstances you extend credit to students for amounts due up to a maximum of 42 months beyond graduation. We also note that you have established an allowance for doubtful accounts in amounts greater than 50% of gross long-term receivables for each of the years presented. In this regard, please tell us how revenue is recognized for tuition and other fees

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when you have extended this type of credit and how you assess whether or not collection is reasonably assured when credit is extended to your students.

RESPONSE:

The extent to which we extend credit to our students has increased over the last several years due to decreases in the availability of PLUS program and private loans for students. We extend credit to students to help the student fund the difference between total tuition and fees and the amount covered by various sources of financial aid. During fiscal 2013 we extended the repayment period for financing made available to students beyond graduation, most recently from a maximum of 36 months beyond graduation to a maximum of 42 months beyond graduation in October 2012 (see pages 77-78 of our June 30, 2013 Form 10-K), with individual account balances of varying amounts that generally do not exceed $15,000.

As noted in our response to Comment no. 3, we believe that the unit of account for applying the guidance prescribed in SAB No. 104 is the education that each student will receive (that is, the student is the unit of account) and the payment terms do not impact the services we provide to the student. Our revenue recognition policy is not impacted by our extensions of credit to students or collection of receivables because we believe that the collectability of revenue is reasonably assured when billed.

Substantially all students sign an enrollment agreement or similar agreement upon entering school that discloses the tuition and fees associated with their selected program of study. Historically, more than 80% of our net revenues has been received in one or several forms of financial aid from which we have had de minimis collections risk, which supports the conclusion that collectability is reasonably assured. Further, our student population is generally homogeneous, which makes it impractical to determine from which individual students we have collection risk. Accordingly, we record an allowance for doubtful accounts against all of our student accounts receivable based on the historical collection experience at each of our reporting units and a student’s status as in-school or out-of-school. The reserve is recorded based on history which has shown that the rate at which we collect amounts from students who have withdrawn from school is lower than from students who are in school. We believe presenting the collectability risk on a student’s receivables balance in bad debt expense is appropriate.

COMMENT NO. 12:

We refer to the program commenced in 2013 in which you purchase loans awarded to your students from a private lender. You state that you have awarded $15 million of aid under this program as of March 31, 2014. Tell us the gross amount and related allowance recorded for these loans as of March 31, 2014 and why you refer to them as “aid.”

RESPONSE:

The gross amount recorded for these loans was $15 million with a related allowance of approximately $9 million at March 31, 2014. We will clarify in future filings that such amounts are due to us from students and will remove references to this financing as “aid”.

Note 8. Short-Term and Long-Term Debt, page 18

COMMENT NO. 13:

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We note that you have an outstanding letter with U.S. Department of Education of approximately $302 million at March 31, 2014. This amount represents a percent of the total Title IV aid received by your students during a certain period. Please tell us in more detail about the underlying reasons you are required to maintain this letter of credit.

RESPONSE:

As disclosed in Part II, Item 7 - Management’s Discussion and Analysis, Liquidity and Funds of Capital Resources - Regulations on pages 83-84 of our June 30, 2013 Form 10-K (with proposed changes for our June 30, 2014 Form 10-K underlined):
“Education institutions participating in Title IV programs must satisfy a series of specific standards of financial responsibility. The U.S. Department of Education has adopted standards to determine an institution’s financial responsibility to participate in Title IV programs. The regulations establish three ratios: (i) the equity ratio, intended to measure an institution’s capital resources, ability to borrow and financial viability; (ii) the primary reserve ratio, intended to measure an institution’s ability to support current operations from expendable resources; and (iii) the net income ratio, intended to measure an institution’s profitability. Each ratio is calculated separately, based on the figures in the institution’s most recent annual audited financial statements, and then weighted and combined to arrive at a single composite score. The composite score must be at least 1.5 in order for the institution to be deemed financially responsible without conditions or additional oversight. If an institution fails to meet any of these requirements, the U.S. Department of Education may set restrictions on the institution’s eligibility to participate in Title IV programs. Institutions are evaluated for compliance with these requirements as part of the U.S. Department of Education’s renewal of certification process and also annually as each institution submits its audited financial statements to the U.S. Department of Education.
Following the Transaction [the going private transaction consummated in June 2006], the U.S. Department of Education separately considered our and our schools’ compliance with the financial responsibility requirements on a consolidated basis. As of June 30, 2014, we did not meet the required quantitative measures of financial responsibility on a consolidated basis due to the amount of indebtedness we incurred and goodwill we recorded in connection with the Transaction. As a result, all of our institutions have been provisionally certified to participate in Title IV programs and we are required to post a letter of credit with the U.S. Department of Education. The amount of the letter of credit is currently set at ___% of the Title IV program funds received by students at our schools during fiscal ___, or $___ million. While provisional certification does not by itself limit an institution's access to Title IV program funds, it does subject our institutions to closer review by the U.S. Department of Education and possible summary adverse action if one of our institutions commits a material violation of Title IV program requirements. Additionally, the U.S. Department of Education has placed our institutions on heightened cash monitoring Level 1 due to the provisional certification and has included a requirement in our program participation agreements that we obtain their approval prior to offering new programs at some of our institutions. These restrictions, along with the letter of credit requirement, will be in effect until at least ____ and are likely to continue beyond that date. Furthermore, because we are provisionally certified, the U.S. Department of Education has the discretion to change, including to increase, the amount of our required letter of credit and to impose additional conditions or limitations, including additional restrictions on our receipt of Title IV funds. Outstanding letters of credit reduce the availability under our revolving credit facility, and in the future, we may not have sufficient letter of credit capacity under our revolving credit facility and cash secured letter of credit facilities to satisfy the letter of credit requirement for the U.S. Department of Education. No assurance can be given that additional

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 12 of 19

restrictions which may be imposed by the U.S. Department of Education due to our failure to satisfy the financial responsibility standards will not materially and adversely impact our revenues and cash flows.”

As disclosed in Note 8 to the consolidated financial statements in our March 31, 2014 Form 10-Q, the U.S. Department of Education decreased its letter of credit requirement from $348.6 million to $302.2 million during the fiscal quarter ended March 31, 2014, or 15% of the Title IV program funds received by students at our schools during fiscal 2013. Subsequent to March 31, 2014, we formally reduced the letter of credit in favor of the U.S. Department of Education to $302.2 million.

Note 12. Contingencies, page 22

COMMENT NO. 14:

We refer to your loss contingencies. Please tell us how you considered the disclosure requirements in ASC 450-20-50-2 through 50-5 which requires you to disclose an estimate of the possible loss or range of loss with respect to your unrecognized contingencies, or a statement that such an estimate cannot be made.

RESPONSE:

If we believe, based on available information, it is at least reasonably possible that a material loss (or additional material loss in excess of any accrual,) will be incurred in connection with any legal actions, investigations or claims, we disclose an estimate of the amount of any reasonably possible loss, either individually or in the aggregate, as appropriate, if such estimate can be made. In the future we will make clearer than we have thus far if we believe that an estimate cannot be made. We have reviewed our disclosure in Note 12 in the Form 10-Q for the period ended March 31, 2014 and believe that such disclosure can be clarified to state that an estimate of a reasonably possible loss, in excess of any amount that was accrued related to the contingencies described, cannot be made. We will include these revised disclosures, as applicable to the facts at June 30, 2014, in our Form 10-K for the year ended June 30, 2014:
•Washington v. Education Management Corporation. We would add the following sentence as the 4th sentence of the last paragraph of the discussion about this case and revise the penultimate sentence in that paragraph as follows, with new language underlined and deletions in brackets, so the last three sentences of that discussion would be the following:

At this time, we are unable to estimate the amount of any reasonably possible loss related to this matter because of the status of current settlement negotiations and the fact that the Company is only willing to settle the case if a settlement can be negotiated in an amount that the Company believes is reasonable. There can be no assurance that the[se] settlement conversations will lead to a settlement acceptable to all parties and approved by all parties. There can also be no assurance that any settlement will be within amounts currently accrued or be covered by insurance or not be material to the Company.

•Sobek v. Education Management Corporation. We would add the following to the last sentence of the discussion about this case:

nor can it estimate any amount of a reasonably possible loss related to these investigations because of their status.

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 13 of 19

•Shareholder Derivative Lawsuits. We would add the following after the third paragraph under this heading:

Because of the many questions of fact and law that may arise, the outcome of these legal proceedings is uncertain at this point. Based on the information presently available, the Company cannot reasonably estimate a range of loss for these actions and, accordingly, has not accrued any liability associated with these actions.

•OIG Subpoena. We would add the following to the last sentence of the discussion about this investigation:

nor can it estimate any amount of a reasonably possible loss related to the investigation because of its status.

•State Attorneys General Investigations. We would add the following to the last sentence describing each of the Attorney General investigations:

nor can it estimate any amount of a reasonably possible loss related to these investigations because of their status.

•Securities and Exchange Commission Subpoenas. We would add the following to the last sentence of the discussion about this investigation:

nor can it estimate any amount of a reasonably possible loss related to the investigation because of its status.

•Argosy University, Seattle APA Program Accreditation Lawsuits. We would add the following after the last sentence of the discussion about these cases:

Because of the many questions of fact and law that may arise, the outcome of these legal proceedings is uncertain at this point. Based on the information presently available, the Company cannot reasonably estimate a range of loss for these actions and, accordingly, has not accrued any liability associated with these actions.

As requested by the Staff, Education Management Corporation (“EDMC”) acknowledges the following with regard to the filings:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to me at (412) 962-0900.

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 14 of 19

Sincerely,

EDUCATION MANAGEMENT CORPORATION
By: /s/ Mick J. Beekhuizen
Mick J. Beekhuizen
Executive Vice President and Chief Financial Officer

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 15 of 19

EXHIBIT A
Education Management Corporation
Institutional Refund Policies
June 30, 2013

	Week of Term/Non-Term Course - Earned Tuition and Fees	0.5	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
ART	AiLV, AiSF, AiSAC, AiSV, AiLA, AiHW, AiIE, AiOC, AiSD	5%	9%	18%	27%	36%	45%	55%	100%	100%	100%	100%	100%
	AiM	5%	9%	18%	27%	36%	45%	55%	64%	73%	100%	100%	100%
	AiSTL	10%	10%	20%	30%	40%	50%	50%	100%	100%	100%	100%	100%
	AiWIS	10%	10%	20%	30%	40%	50%	50%	60%	100%	100%	100%	100%
	AiTU	10%	10%	20%	30%	40%	50%	100%	100%	100%	100%	100%	100%
	AiIND	10%	10%	25%	25%	50%	50%	50%	60%	100%	100%	100%	100%
	AiS	10%	10%	25%	25%	50%	50%	50%	100%	100%	100%	100%	100%
	AiJX, AiTA, AiMI, AiFL	10%	10%	30%	30%	60%	60%	100%	100%	100%	100%	100%	100%
	AiP-Y	10%	10%	45%	45%	70%	70%	70%	100%	100%	100%	100%	100%
INSTITUTES	AiMD, AiMT, ILiC, ILiS, ILiTP, AiOH	20%	20%	20%	20%	20%	70%	70%	100%	100%	100%	100%	100%
	AiPD	20%	20%	40%	60%	60%	80%	80%	100%	100%	100%	100%	100%
	AiRD, AiCH	25%	25%	25%	25%	100%	100%	100%	100%	100%	100%	100%	100%
	AiA. AiAD	25%	25%	25%	50%	50%	50%	75%	100%	100%	100%	100%	100%
	AiSLC	25%	25%	50%	50%	50%	75%	100%	100%	100%	100%	100%	100%
	NEiA, AiP	25%	25%	50%	75%	75%	100%	100%	100%	100%	100%	100%	100%
	AiNYC*	25%	25%	50%	75%	100%	100%	100%	100%	100%	100%	100%	100%
	AiPH, AiKC, AiD, AiFW AiH, AiHN, AiAU, AiSAN, AiC, AiCSC*	25%	25%	50%	75%	100%	100%	100%	100%	100%	100%	100%	100%
	AiTN	25%	25%	75%	100%	100%	100%	100%	100%	100%	100%	100%	100%
	AiVancouver	30%	30%	50%	50%	100%	100%	100%	100%	100%	100%	100%	100%
	AiW, AiWD, AiVA	50%	50%	50%	50%	75%	75%	75%	100%	100%	100%	100%	100%
Note: New students with a last date of attendance during the add/drop period receive a 100% refund of tuition and refundable fees; *AiCSC and AiNYC have a separate policy for new students. Charges are reversed if a student withdraws from school before a session begins within the same term.

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 16 of 19

ARGOSY	Inland Empire, Los Angeles, Orange County, San Diego, San Francisco	0%	0%	13%	20%	27%	33%	40%	47%	53%	60%	100%	100%	100%	100%	100%	100%
	Atlanta, Chicago, Dallas, Denver, Hawaii, Nashville, Phoenix, Salt Lake City, Sarasota, Schaumburg, Seattle, Tampa, Twin Cities	0%	0%	25%	25%	25%	50%	50%	50%	75%	75%	100%	100%	100%	100%	100%	100%
	Washington DC	0%	0%	50%	50%	50%	75%	75%	75%	100%	100%	100%	100%	100%	100%	100%	100%
	Western State College of Law (WSCL)	50%	50%	50%	50%	75%	75%	75%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Note: Excluding WSCL, new and continuing students with a last date of attendance during the add/drop period during the first session of the parent term receive a 100% refund of tuition and refundable fees.Charges are reversed if a student withdraws from school before a session begins within the same term.

BMC	Quad Cities (100% not earned unless finish the term)	4%	8%	15%	23%	30%	38%	45%	53%	60%	68%	75%	83%	90%
	Dallas/Ft. Worth, San Antonio	4%	8%	17%	25%	33%	42%	50%	58%	67%	75%	100%	100%	100%
	Akron, Albuquerque, Atlanta, Birmingham, Boise, Cincinnati, Findlay, Ft. Wayne, Greenville, Indianapolis, Kansas City, Louisville, Merrillville, Miami, Michigan City, North Canton, Northern Kentucky, Oklahoma City, Phoenix, Salina, South Bend, St. Louis, Tucson	5%	10%	20%	25%	40%	50%	60%	100%	100%	100%	100%	100%	100%
Note: New students with a last date of attendance during the add/drop period receive a 100% refund of tuition and refundable fees. Courses are not unregistered if a student withdraws prior to the start of a subsequent course in the term.

SOUTH	Richmond, Virginia Beach	0%	0%	25%	50%	50%	50%	75%	75%	100%	100%	100%	100%
	Accelerated Graduate Programs, Austin, Columbia*, Cleveland, High Point, Montgomery, Novi, Savannah, Tampa, West Palm Beach	25%	25%	50%	75%	100%	100%	100%	100%	100%	100%	100%	100%
Note: New students with a last date of attendance during the add/drop period receive a 100% refund of tuition and refundable fees. Courses are not unregistered if a student withdraws prior to the start of a subsequent course in the term.

Online	AIP-OD (term) (Residents in Georgia, Iowa, Maryland, and Wisconin each have a different refund policy; see 'aipod residence refund policies' tab); student must have at least one posting to be considered a student.	25%	25%	50%	50%	75%	100%	100%	100%	100%	100%	100%	100%
	Note: When a student drops, if the student has not entered into the 2nd 5.5 week session within the quarter, then the student is refunded for the 2nd 5.5 weeks of tuition.
	AUO (non-term, refund policies are by course), 5-Week Course (Residents in Georgia, Iowa, Maryland, and Wisconsin each have a different refund policy; see 'auo residence refund policies' tab); student must have at least two postings to be considered a student.	25%	25%	50%	100%	100%	100%
	AUO (non-term, refund policies are by course), 7.5-Week Course (Residents in Georgia, Iowa, Maryland, and Wisconsin each have a different refund policy; see 'auo residence refund policies' tab); student must have at least two postings to be considered a student.	25%	25%	50%	75%	100%	100%	100%	100%	100%

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 17 of 19

Locations	AUO (non-term, refund policies are by course), 15-Week Course (Residents in Georgia, Iowa, Maryland, and Wisconsin each have a different refund policy; see 'auo residence refund policies' tab); student must have at least two postings to be considered a student.	25%	25%	25%	50%	50%	75%	75%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Note: Students are charged by the payment period. If a student doesn’t enter a course not yet begun, the charges for the subsequent course(s) are reversed. Course charges are also prorated if a student does not complete the course.

	SUO (non-term, refund policies are by course), 5-Week and 5.5-Week Courses (Residents in Iowa, Maryland, Ohio, and Wisconsin each have a different refund policy; see 'suo residence refund policies' tab); student must have at least two postings to be considered a student.	25%	25%	50%	100%	100%	100%	100%
	SUO (non-term, refund policies are by course; Doctorate of Nursing Practice program is term), 10-Week and 11-Week Courses (Residents in Iowa, Maryland, Ohio, and Wisconsin each have a different refund policy; see 'suo residence refund policies' tab); student must have at least two postings to be considered a student.	25%	25%	50%	50%	100%	100%	100%	100%	100%	100%	100%	100%
	Note: Students are charged by the payment period. If a student doesn’t enter a course not yet begun, the charges for the subsequent course(s) are reversed.

FOIA Request for Confidential Treatment Made by Education Management Corporation Pursuant to 17 C.F.R. §200.83 - p. 18 of 19

Exhibit B

[*Confidential Treatment*]

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